Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944

February 3, 2015

Mr. Steve Eckerman

Vice President – Reservoir Engineering

WildHorse Resources

9805 Katy Freeway, Suite 400

Houston, Texas 77024

Re:	Reserve Audit – SEC Pricing
WildHorse Resources II, LLC Interests
Total Proved Reserves
As of December 31, 2014

Pursuant to the Guidelines of the Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Eckerman:

At your request, Cawley, Gillespie & Associates, Inc. (“CG&A”) prepared this report on February 3, 2015 for WildHorse Resources II, LLC (“WildHorse”) for the purpose of confirming WildHorse’s in-house reserve estimates and economic forecasts attributable to the subject interests. CG&A audited over 90% of WildHorse’s estimated reserves, which are located in various gas and oil properties in Louisiana, Texas and Arkansas. This evaluation, effective December 31, 2014, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC).

A composite summary of the results of this audit are presented in the table below with respect to proved, reserves of the interests of WildHorse:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	210.0	11.8	0.0	221.9
Gas	- MMcf	109,823.6	12,955.5	127,006.5	249,785.6
NGL	- Mbbl	324.3	0.0	0.0	324.3
Net Revenue
Oil	- M$	19,776.2	1,115.5	0.0	20,891.7
Gas	- M$	496,644.3	59,110.0	580,025.8	1,135,779.9
NGL	- M$	11,055.1	0.0	0.0	11,055.1
Severance Taxes	- M$	9,160.1	1,004.9	15,114.0	25,279.0
Ad Valorem Taxes	- M$	8,573.0	965.3	9,208.1	18,746.3
Operating Expenses	- M$	120,338.4	3,610.4	11,784.0	135,732.9
Workover Expenses	- M$	35,640.0	0.0	0.0	35,640.0
3rd Party COPAS	- M$	25,953.0	0.0	0.0	25,953.0
Other Deductions	- M$	83,127.9	9,035.0	87,259.3	179,422.2
Investments	- M$	0.0	12,989.4	124,747.6	137,737.1
Net Operating Income (BFIT)	- M$	244,683.2	32,620.4	331,912.8	609,216.3
Discounted @ 10%	- M$	141,970.3	14,789.7	76,634.9	233,394.8

WildHorse Resources II, LLC Interests – SEC Pricing

February 3, 2015

In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

Composite forecasts for the Total Proved, Proved Developed Producing, Proved Developed Non-Producing and Proved Undeveloped estimates are presented by category in Tables I-TP, I-PDP, I-PDNP and I-PUD, respectively.

Hydrocarbon Pricing

In this audit, the base oil and gas prices calculated for December 31, 2014 were $94.99/BBL and $4.350/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2014 and the base gas price is based upon Henry Hub spot prices during 2014. Prices were not escalated.

The base prices were adjusted for differentials on a by area basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated and prepared by WildHorse and were accepted as furnished.

Possible Effects of Federal and State Legislation

Federal, state and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. However, the impact of possible changes to legislation or regulations to future operating expenses and investment costs have not been included in the evaluation. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. Non-commercial PUD properties do not meet SEC guidelines for commerciality and therefore are not booked as reserves. These non-commercial properties are included in this report for the sole purpose of tracking wellbores and/or drilling locations within WildHorse.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for WildHorse’s properties. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

WildHorse Resources II, LLC Interests – SEC Pricing

February 3, 2015

General Discussion

Please be advised that, based upon the foregoing, in our opinion the above-described estimates of the direct interests of WildHorse’s proved reserves are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. In aggregate, CG&A reserve estimates are within 10% of WildHorse Resources’ in-house reserve estimates shown in the tables above for WildHorse’s properties.

It should be understood that our above-described audit does not constitute a complete reserve study of the oil and gas properties of the direct interests of WildHorse Resources for WildHorse Resources II, LLC. The estimates and forecasts were based upon interpretations of data furnished by WildHorse and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated or considered. The estimated net cost of plugging and the salvage value of equipment at abandonment has not been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. The lead evaluator preparing this report was Robert D. Ravnaas, P.E., President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #61304). We do not own an interest in the properties or WildHorse Resources II, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

This letter is for the use of WildHorse Resources relating to information of the interests of WildHorse Resources II, LLC. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of Cawley, Gillespie & Associates, Inc. or except as required by law.

Yours very truly,

[Seal]	/s/ Robert D. Ravnaas
Robert D. Ravnaas, P.E.
President
Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693